Exhibit 4.45

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,

MARKED BY [***], HAS BEEN OMITTED BECAUSE NIO INC. HAS DETERMINED THE

INFORMATION (I) IS NOT MATERIAL AND (II) WOULD LIKELY CAUSE

COMPETITIVE HARM TO NIO INC. IF PUBLICLY DISCLOSED.

MANUFACTURING COOPERATION AGREEMENT

among

NIO Co., Ltd.

NIO Automobile Technology (Anhui) Co., Ltd.

NIO Automobile (Anhui) Co., Ltd.

and

Anhui Jianghuai Automobile Group Co., Ltd.

and

Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.

Dated: May 22, 2021

Manufacturing Cooperation Agreement

This Manufacturing Cooperation Agreement (this “Agreement”), dated as of May 22, 2021, is made by and among:

NIO Co., Ltd.

Address: Room 115, No. 569 Anchi Road, Anting Town, Jiading District, Shanghai

Telephone:

Facsimile:

Hereinafter referred to as “Shanghai NIO”, and

NIO Automobile Technology (Anhui) Co., Ltd.

Address: Building F, Hengchuang Intelligent Science and Technology Park, No. 3963 Susong Road, Economic and Technological Development Zone, Hefei City, Anhui Province

Telephone:

Facsimile:

Hereinafter referred to as “NIO Technology”, and

NIO Automobile (Anhui) Co., Ltd.

Address: Building F, Hengchuang Intelligent Science and Technology Park, No. 3963 Susong Road, Economic and Technological Development Zone, Hefei City, Anhui Province

Telephone:

Facsimile:

Hereinafter referred to as “NIO Automobile”, and

Anhui Jianghuai Automobile Group Co., Ltd.

Address: No. 176 Dongliu Road, Hefei City, Anhui Province

Telephone: 0086-551- 62296999

Facsimile: 0086-551- 62296999

Hereinafter referred to as “JAC”, and

Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.

Address: No. 9766 Susong Road, Economic and Technological Development Zone, Hefei City, Anhui Province

Telephone:

Facsimile:

Hereinafter referred to as “Jianglai”.

(Shanghai NIO, NIO Technology, NIO Automobile, JAC and Jianglai are referred to individually as a “Party”, and collectively as the “Parties”.)

Recitals

A.

Shanghai NIO is an enterprise committed to supply chain management. NIO Technology is an enterprise committed to the technology research and development of new energy vehicles and parts and components thereof. NIO Automobile is an enterprise committed to the manufacturing of parts and components of new energy vehicles, sales and after-sale services of new energy vehicles. JAC is a comprehensive vehicle manufacturer integrating the research and development, manufacturing, sales and services of commercial vehicles, passenger vehicles and powertrains. Jianglai is a joint venture established by JAC and NIO Holding Co., Ltd. with the shareholding percentage of 51% and 49% respectively.

B.

WHEREAS, Shanghai NIO and JAC entered into the Manufacturing Cooperation Agreement and the relevant ancillary agreements on May 23, 2016, the NIO ES6 Manufacturing Cooperation Agreement on April 30, 2019 and the NIO Fury (EC6) Manufacturing Cooperation Agreement on March 10, 2020. Based on the successful cooperation between Shanghai NIO and JAC in the first stage (from May 23, 2016 to May 22, 2021), after consultation, Shanghai NIO, NIO Technology, NIO Automobile, JAC and Jianglai agree to proceed with the cooperation. NIO Technology will license JAC to use NIO trademarks and related technologies to manufacture new energy vehicles, including but not limited to [***] (collectively, the “Cooperation Models”), and JAC will entrust Jianglai to manufacture the assemblies of parts and components and to provide operation management for manufacturing and production, and Shanghai NIO will supply vehicle raw materials to JAC, and NIO Automobile will act as the exclusive master distributor of the Cooperation Models.

NOW THEREFORE, on the basis of faithful cooperation and mutual confidence, the Parties have reached the following agreement through friendly negotiation:

1	Cooperation Project

1.1

The Parties agree to cooperate with each other to carry out manufacturing of new energy vehicles. NIO Technology licenses JAC to use NIO trademarks and related technologies for the Cooperation Models involved, and will provide specific specifications, parameters and option requirements for the Cooperation Models; JAC will be responsible for the manufacturing of the Cooperation Models; subject to the terms and conditions of this Agreement, Jianglai will be responsible for manufacturing the assemblies of parts and components and providing operation management for manufacturing and production to JAC; Shanghai NIO will supply vehicle raw materials; NIO Automobile will act as the exclusive master distributor of the Cooperation Models (the “Cooperation Project”).

1.2

NIO Technology and JAC hereby agree that, based on standard requirements to product, technique and quality of NIO Technology, JAC will invest in a high-quality new energy vehicle manufacturing plant with world-class technique (including manufacturing technique for all-aluminum bodies), of which the production line of 100,000 vehicles has been completed and put into use, and the phase II capacity expansion project is under active progress. JAC undertakes that the plant (including Phase I and Phase II, same below) shall be suitable for the positioning of the high-end new energy vehicle products of NIO Technology and NIO Automobile, and the annual capacity of the plant shall reach 240,000 vehicles (calculated on the basis of 4,000 working hours per year).

1.3

JAC and NIO Automobile hereby further acknowledge that JAC shall be solely responsible for the fund raising and investment and construction involved in the plant (including the phase II capacity expansion project), and the specific construction arrangement shall be separately confirmed by JAC and NIO Automobile.

2	Fees and Payments

The Parties hereby agree that the fees for the period from May 24, 2021 to May 23, 2024 consist of depreciation and amortization of the plant assets, the cost of vehicle raw materials, JAC processing costs and operating expenses, and taxes and fees arising from manufacturing business of the Cooperation Models. The specific composition is as follows:

2.1	Assets depreciation and amortization:
2.1.1

NIO Automobile shall pay JAC the assets depreciation and amortization expenses on a monthly basis with respect to all the assets invested by JAC for the Cooperation Models (including the invested assets, the fixed assets and intangible assets resulting from new investments during the cooperation term).

2.1.2

NIO Automobile and JAC will estimate the assets depreciation and amortization expenses of the following year based on the assets status at the end of the previous year (the fixed assets not included in the yearly fixed assets conversion plan shall be agreed upon separately). If the conversion time and the asset details of long-term assets change, the financial staffs of JAC and NIO Automobile will make a pre-adjustment to the settlement amounts of depreciation, amortization, real estate tax, land use tax, water conservancy funds, stamp duty, etc. (excluding Jianglai) on a quarterly basis. For the avoidance of doubt, the depreciation and amortization of fixed assets shall follow the accounting policies published by JAC at the execution of this Agreement, and any adjustment to such settlement principles shall obtain the written approval of NIO Automobile in advance.

2.1.3

After the end of each fiscal year, the accounting firm engaged by JAC shall issue a separate annual audit report with respect to the plant. After the confirmation of the annual audit report by NIO Automobile and JAC, the annual settlement amounts of depreciation, amortization, real estate tax, land use tax, water conservancy funds and stamp duty of the previous year shall be jointly confirmed by NIO Automobile and JAC, and the clearing of the annual asset depreciation and amortization expenses shall be completed by NIO Automobile and JAC based on the principle of refund to any overpayment or payment of any shortfall within 15 days after the issuance of the aforesaid annual audit report. The depreciation and amortization expenses in year 2021 are temporarily estimated at RMB[***] million; the real estate tax, land use tax, water conservancy funds and stamp duty fees in year 2021 are temporarily estimated at RMB[***] million. The aforementioned amounts are subject to the actual settlement.

2.2	The cost of vehicle raw materials

The main materials of paint required for manufacturing of the Cooperation Models (finishing coat, clear coat, floating coat, base coat, electrophoretic materials, pretreatment materials and curing agent), all parts and components and auxiliary materials constituting the vehicle (except for the auxiliary materials involved in the manufacturing process), special adhesives for bodies, rivet, outsourced and processed parts, etc. (collectively, the “Vehicle Raw Materials”) will be purchased by JAC from Shanghai NIO, and the specific contents shall be subject to the agreement to be executed by relevant Parties then. The costs of Vehicle Raw Materials paid by JAC (excluding VAT and consumption tax) shall be included in the expenses under this Article.

2.3	JAC’s processing fees and operating expenses:
2.3.1

JAC will charge vehicle manufacturing and processing fees in year 2021 (such fees include Jianglai’s manufacturing and processing fees for assemblies of parts and components as specified in Article 2.3.2, but exclude the cost of Vehicle Raw Materials under Article 2.2, same below). NIO Automobile and JAC will, at the end of each year, jointly determine the manufacturing and processing fees for each unit of vehicle payable to JAC in the following year, based on the actual manufacturing and processing fees for a unit of vehicle (as jointly confirmed by NIO Automobile and JAC) charged by JAC in the current year and the planned output and plant efficiency enhancement plan for the following year. If there is any deviation between the following year’s target output of Cooperation Models set at the end of each year and rolling forecasted output in the middle of the following year, NIO Automobile and JAC will make a pre-adjustment to the aforesaid manufacturing and processing fees payable to JAC in the middle of the year and make the clearing at the end of the year.

2.3.2

Subject to the terms and conditions of this Agreement, NIO Technology agrees that JAC entrusts Jianglai to manufacture and process the assemblies of parts and components and provide operation management for manufacturing and production, and for this purpose, JAC shall pay Jianglai the manufacturing and processing fees for the assemblies of parts and components.

The Parties agree that JAC will pay Jianglai the manufacturing and processing fees for the assemblies of parts and components at the annual average amount of RMB[***] for each unit of assembly of parts and components (excluding VAT) (including processing costs of Jianglai, taxes and fees other than VAT, etc., but excluding the cost of Vehicle Raw Materials, same below).

For the avoidance of doubt, when the vehicle manufacturing and processing fees payable to JAC are pre-adjusted in accordance with Article 2.3.1, the manufacturing and processing fees for the assemblies of parts and components under this Article 2.3.2 shall also be pre-adjusted accordingly.

Although the manufacturing and processing fees for the assemblies of parts and components payable to Jianglai are part of the vehicle manufacturing and processing fees payable to JAC, it does not substantially affect the assets depreciation and amortization amount under Article 2.1.

2.3.3

The processing fees under Article 2.3 shall be paid on a monthly basis. The Parties agree that JAC shall pay the manufacturing and processing fees for the assemblies of parts and components under Article 2.3.2 hereof to

Jianglai within the same day when JAC receives the payment equivalent to amounts showed on the vehicle invoices for the under Article 2.3.1 hereof from NIO Automobile and confirms the payment amount is correct.

2.4	Taxes arising from the manufacturing business of the Cooperation Models:

NIO Automobile shall bear the turnover tax and the relevant expenses (for the avoidance of doubt, excluding corporate income tax) arising from the manufacturing business of the Cooperation Models, and the amount (excluding VAT) shall be converted to the amount (including VAT) in settlement.

2.5	Payment

The Parties agree that the Cooperation Models manufactured by JAC shall be received and sold by NIO Automobile, and the expenses hereunder shall be settled by NIO Automobile. After JAC and NIO Automobile confirm the payable amount and JAC issues the invoice thereto, NIO Automobile shall pay the corresponding amount within the first five business days of the following month. For the avoidance of doubt, JAC shall pay the manufacturing and processing fees for the assemblies of parts and components under Article 2.3.2 hereof to Jianglai in accordance with Article 2.3.3 hereof after receiving the payment equivalent to amounts showed on the vehicle invoices of the Cooperation Models. JAC shall pay Shanghai NIO (or a company of NIO group) for costs of Vehicle Raw Materials on the same day when NIO Automobile make the payment equivalent to amounts showed on the vehicle invoices of the Cooperation Models to JAC.

3	Investment in the Cooperation Project

In order to meet the needs of successful output and continuous increase of production capacity of the Cooperation Models, the Parties agree to implement the following rules on investment of fixed assets:

3.1

In accordance with the determined product plans for ET7 and Gemini, if it is necessary to invest in new plants, equipment and production lines to the plant, JAC shall be responsible for the investment in such assets meeting the production capacity (including land, general equipment and major technical modification and so on). The aforesaid specific investment arrangements shall be approved by JAC and NIO Automobile in advance. Investment involved in the subsequent vehicle models (except for determined ES8, ES6, EC6, ET7 and Gemini products) shall be negotiated by JAC and NIO Automobile separately.

3.2

Except for the investment involved in the introduction of new products and iterative products, under the precondition that the Parties have reached an agreement on the technical plan, JAC or Jianglai shall be responsible for the implementation of the technical modification projects related to the needs of the plant operation and the improvement of the level of safety, quality and efficiency, and bear the relevant expenses. According to the fixed assets management measures of JAC, for the parts that can be converted into fixed assets, JAC shall be responsible for the project implementation and bear the relevant expenses, and such parts shall be included in the fixed assets list of JAC for depreciation and amortization; for the parts that cannot be converted into fixed assets, Jianglai shall be responsible for the project implementation and bear the relevant expenses, and the relevant expenses shall be included in the current manufacturing fees of Jianglai. Upon the confirmation by JAC and NIO Automobile, the parts exceeding the annual budget of Jianglai (if any) shall be paid by NIO Automobile to JAC and then by JAC to Jianglai in the next settlement cycle of processing fees.

3.3

NIO Automobile shall be responsible for the special input (such as molds, inspection tools and so on) for the Cooperation Models to meet the requirements of expanding production capacity and bear the relevant expenses.

3.4	The procurement related to the daily equipment maintenance of the plant shall be purchased by Jianglai in accordance with its relevant requirements.
3.5

Jianglai shall be responsible for the investment (including but not limited to the new plants and equipment) involved in the assemblies of parts and components business to be developed by Jianglai in the future, and shall bear the relevant expenses.

3.6	The list of assets invested by JAC for the Cooperation Models is attached hereto as an appendix.

4	Milestones of the Cooperation Project
4.1

After the execution of this Agreement, NIO Technology shall input the technical information of the products in a timely manner in accordance with the manufacturing cooperation agreement as required by the progress of works, so that JAC and Jianglai can carry out production line reconstruction and procurement activities. The specific schedule for the Cooperation Models shall be subject to the final plan negotiated and confirmed by the Parties.

4.2

During the implementation of the project, NIO Technology shall continuously enhance the maturity of the products and JAC shall fully cooperate with NIO in on-site commissioning to jointly achieve the start of production (“SOP”, if applicable) on schedule. If NIO Technology fails to input the necessary technical information of the products in a timely manner based on the milestones confirmed by the Parties, or the reconstruction schedule fails to be met for any reason attributable to NIO Technology, such milestones shall be postponed accordingly. If any delay occurs attributable to JAC, JAC shall give a warning in advance, communicate and negotiate with NIO Technology and NIO Automobile with regard to the remedies.

5	Manufacturing under Cooperation Project
5.1

The Parties agree that the plant of the Cooperation Project will be located in Hefei Economic and Technological Development Area, and the scale of the plant will ensure to meet the demand for the Cooperation Models or the subsequent products confirmed by the Parties.

5.2

Based on the planned production capacity of the plant, under the precondition of meeting the product quality and production capacity requirements proposed by NIO Technology and jointly confirmed by all Parties, and upon the consent of JAC and NIO Technology, NIO Technology undertakes to introduce the subsequent vehicle models (besides the Cooperation Models mentioned in Recital B hereof) into the plant to ensure the normal operation of the plant in case there are excessive capacities in the plant.

6	Distribution and After-sale Repair of the Cooperation Models

JAC and NIO Automobile agree that JAC irrevocably authorizes NIO Automobile to act as the exclusive master distributor for the cooperation products under the Cooperation Project, and NIO Automobile shall have the right to select distributors, carry out marketing and sales activities, provide after-sale service, conduct relevant training sessions, provide relevant consulting services and engage in other activities relating to its role as master distributor and the distribution activities, and JAC will enter into a domestic exclusive master distributor agreement and an overseas exclusive master distributor agreement as the ancillary agreements to this Agreement with NIO Automobile. Unless required by NIO Automobile proactively, JAC shall not interfere with the aforesaid rights of NIO Automobile, provided that NIO Automobile shall guarantee that the goodwill and other legitimate rights and interests of JAC will not be impaired in its exercise of such rights. In the event of any breach, JAC shall have the right to take actions to protect its legitimate rights and interests, and NIO Automobile shall indemnify JAC against the losses suffered by JAC due to its breach.

7	Obligations of the Parties
7.1	Under the Cooperation Project, Shanghai NIO shall perform the following obligations:
7.1.1	it shall perform the obligations under this Agreement and the Cooperation Project in compliance with applicable laws and regulations;
7.1.2

it shall supply qualified raw materials to JAC that are necessary for manufacturing of the Cooperation Models, in order to support JAC in its manufacturing of the Cooperation Models in accordance with the business plan agreed by the Parties;

7.1.3	other obligations under this Agreement.
7.2	Under the Cooperation Project, NIO Technology shall perform the following obligations:

7.2.1	it shall perform the obligations under this Agreement and the Cooperation Project in compliance with applicable laws and regulations;
7.2.2

it shall provide necessary technical information to support JAC and Jianglai in completion of production preparation in accordance with the project schedule and its manufacturing of the Cooperation Models in compliance with the quality and technique requirements proposed by NIO Technology and jointly confirmed by the Parties;

7.2.3

it shall be responsible for product preparation, regulation test and preparation of specific materials in the application for inclusion in announced catalog as well as related expenses, so as to meet the needs of JAC in its application for inclusion in announced catalog;

7.2.4	other obligations under this Agreement.
7.3	Under the Cooperation Project, NIO Automobile shall perform the following obligations:
7.3.1	it shall perform the obligations under this Agreement and the Cooperation Project in compliance with applicable laws and regulations;
7.3.2

it shall complete the special input for Cooperation Models (such as molds, inspection tools and so on) falling within the scope of investment responsibilities of NIO Automobile based on the allocation of investment responsibilities set forth in Article 3.3 hereof;

7.3.3

it shall be responsible for investments in the exclusive additions and modifications of production line involved in trial manufacturing, and the costs of vehicle products or scrapped vehicles incurred for the products and commissioning of production line during the trial manufacturing and before the SOP shall be borne by NIO Automobile;

7.3.4	it shall be responsible for the operation, management and staffing of the transit warehouse;
7.3.5	other obligations under this Agreement.

7.4	Under the Cooperation Project, JAC shall perform the following obligations:
7.4.1

it shall ensure the production safety of the plant and the passing of environmental protection, fire safety, labor protection and other inspections and acceptances by competent authorities, and warrant that it will comply with laws and regulations of the PRC during the process of cooperation;

7.4.2	it will complete the application for inclusion of the Cooperation Models in the announced catalog;
7.4.3

based on the requirements on product technology and production capacity of the determined Cooperation Models [***], JAC shall be responsible for designing, constructing and maintaining the plant to meet NIO Automobile’s requirements on product and production capacity (including four major processes, i.e., stamping, welding, painting and assembly), and bear the relevant construction costs until the delivery of the plant;

7.4.4

with respect to the part falling within the scope of investment responsibilities of JAC based on the allocation of investment responsibilities set forth in Article 3.1 hereof, it will establish technique and equipment specifications and requirements based on the product quality requirements confirmed with NIO Automobile, construct plant, select suppliers, and carry out procurement, installation and commissioning;

7.4.5

it will assist NIO Technology and NIO Automobile with the start of production of the Cooperation Models and the trial manufacturing of prototype vehicles, and provide relevant facilities, equipment and staff required for the trial manufacturing of prototype vehicles, so as to ensure the successful achievement of the SOP of Cooperation Models;

7.4.6	it shall be responsible for the batch production of Cooperation Models in compliance with the quality and technique requirements proposed by NIO

Technology and NIO Automobile and confirmed by JAC to the extent permitted by the laws and regulations of the PRC;

7.4.7	other obligations under this Agreement.
7.5	Under the Cooperation Project, Jianglai shall perform the following obligations:
7.5.1	it shall perform the obligations under this Agreement and the Cooperation Project in compliance with applicable laws and regulations;
7.5.2	it shall be responsible for the daily operation and maintenance of the plant (including but not limited to the equipment and so on) as entrusted by JAC;
7.5.3

it shall be responsible for the daily operation and maintenance of the investments made by NIO Automobile under this Agreement (including but not limited to the equipment and so on) as entrusted by NIO Automobile;

7.5.4

it shall be responsible for the investments in technical modification and parts and components projects for Cooperation Models based on the allocation of investment responsibilities set forth in Article 3.2 and Article 3.5 hereof;

7.5.5

it shall be responsible for the batch production of the assemblies of parts and components for the Cooperation Models in compliance with the quality and technique requirements proposed by NIO Automobile and confirmed by JAC and Jianglai to the extent permitted by the laws and regulations of the PRC;

7.5.6	other obligations under this Agreement.
8	Other Matters
8.1

Unless otherwise agreed upon by the Parties, the Parties will further discuss with respect to other matters regarding the Cooperation Project described in this Agreement, including, without limitation, announcement catalog, trademark license, technology license, manufacturing quality and control, procurement and logistics of raw materials, manufacturing costs, equipment molds, authorized distribution, quality responsibility, delivery and settlement, allocation of functions and duties of the Parties, etc., and reach written agreements as ancillary agreements to this Agreement as soon as possible, including, without limitation, the trademark license agreement, the technology license agreement, the master distribution agreement, the product announcement agreement, the management agreement for production preparation area, the production and operation agreement, the after-sales service and guarantee agreement, the assets entrustment management agreement, etc.

8.2

As the Cooperation Models use JAC’s automotive product announcements and certificates, in the event of any possible product recall after the launch of Cooperation Models into the market, NIO Automobile shall pay all the expenses arising from the handling of such recalls. If the problem is attributable to the manufacturing process, JAC shall be responsible for such expenses. If it is confirmed that Jianglai is responsible for such problem, JAC may claim compensation from Jianglai.

8.3

The Parties agree that Jianglai may develop, procure and manufacture parts and components based on its own capabilities on the basis of the Cooperation Project. After Shanghai NIO or other NIO group companies evaluates that the parts and components meet the quality requirements, such parts and components shall be selected in priority under same conditions.

8.4

JAC and NIO Automobile agree that, in year 2021, they will provide additional auxiliary support to Jianglai in terms of, including, without limitation, human resources, finance and accounting, logistics, etc., with the relevant expenses incurred to be borne by JAC and NIO Automobile respectively and not included in the cost of Jianglai.

8.5

The operating expenses involved in the trial production of Cooperation Models shall be included in the revenues of Jianglai and paid by NIO Automobile to Jianglai. The settlement fees for the trial production of vehicles and parts and components shall be agreed upon by the Parties separately. Jianglai and NIO Automobile shall enter into relevant agreements in respect of such trial production matters, in which the relevant taxes shall be borne by NIO Automobile.

8.6

To meet the technical standards for manufacturing Cooperation Models of NIO Automobile, JAC will designate relevant personnel to participate in the trial production of products and introduction of new products into the batch production, with the expenses arising therefrom to be borne by NIO Automobile. JAC and NIO Automobile shall agree upon the personnel support list and labor costs per person before the implementation of the project and enter into technical consulting and management service agreements for the projects of new products, technical modification and capacity expansion, etc.

9	Confidential and Proprietary Information
9.1

Each Party understands that the Cooperation Project contemplated by the Parties under this Agreement involves access to and creation of confidential information, proprietary information, trade secrets and materials of the other Parties, their affiliates and/or customers (collectively, the “Confidential and Proprietary Information”). The Confidential and Proprietary Information includes, without limitation, (1) information with respect to the other Parties and their employees, partners, members, agents, affiliates or customers (including their identities); (2) information with respect to the contemplated or fulfilled business opportunities of the other Parties, their affiliates or customers, including, in each case, the identities of the parties, terms involved and other relevant information; (3) information, idea or material of a technical or creative nature, such as R&D achievements, design and technical parameters, computer data and object code, patent applications, and other materials or ideas with respect to the products, services, processes, technologies or other intellectual property of the other Parties or any of its affiliates or customers; (4) information, idea or material of a commercial nature of the other Parties; and (5) the existence of this Agreement and its terms and conditions.

9.2

Each Party understands that the Confidential and Proprietary Information is of great value to the other Parties and their affiliates, licensors, suppliers, investors, partners, members, agents, vendors or customers. Therefore, each Party agrees: (1) to keep all Confidential and Proprietary Information in confidence for the benefit of the other Parties; (2) not to reproduce or use (or allow its employees, subcontractors or agents to reproduce or use) any Confidential and Proprietary Information unless required for the purpose of performing this Agreement; and (3) not to disclose or otherwise make available to any party other than the Parties to this Agreement in other ways any Confidential and Proprietary Information without the prior written authorization of the other Parties, except for disclosure of the existence of this Agreement and its terms and conditions required by applicable laws.

9.3

No Party may disclose to any party other than the Parties to this Agreement or announce or release in any way the content or existence of this Agreement or the transactions contemplated hereby without the prior written consent of the other Parties, except for disclosure or announcement required by the applicable laws and regulations or competent authorities in charge of the industry (provided that the disclosing Party shall notify other Parties of such information in advance and take into account the reasonable comments of other Parties).

10	Intellectual Property
10.1

JAC and Jianglai shall not, and shall not authorize other parties to: (1) create derivative works of, copy, alter or in any way modify the know-hows or patents (collectively, the “Intellectual Property”) of Shanghai NIO, NIO Technology and/or their affiliates without the prior written consent made by Shanghai NIO, NIO Technology and NIO Automobile; (2) translate, decompile, disassemble, reverse compile, reverse engineer, interrogate or decode the Intellectual Property of Shanghai NIO, NIO Technology and/or their affiliates; (3) bypass or delete any copy protection methods implemented for the prevention of unauthorized copying or use of the Intellectual Property of Shanghai NIO, NIO Technology and/or their affiliates; or (4) electronically distribute, timeshare or market the Intellectual Property of Shanghai NIO, NIO Technology and/or their affiliates by interactive cable or by remote processing services.

10.2	Shanghai NIO, NIO Technology, NIO Automobile and Jianglai shall not, and shall not authorize other parties to: (1) create derivative works of, copy, alter or in any way modify the Intellectual Property of JAC without its prior written consent; (2) translate, decompile, disassemble, reverse compile, reverse engineer, interrogate or decode the Intellectual Property of JAC; (3) bypass or delete any copy protection methods implemented for the prevention of unauthorized copying or use of the Intellectual Property of JAC; or (4) electronically distribute, timeshare or market the Intellectual Property of JAC by interactive cable or by remote processing services.

10.3

The Parties agree that NIO Technology will license JAC and Jianglai to use its technologies and trademarks relating to the Cooperation Models on a royalty-free basis solely for the purpose of the Cooperation Project, and the Parties will separately enter into certain license agreements. Further, all rights to the Intellectual Property shall be retained by the Party owning the Intellectual Property and/or corresponding license rights, unless a license is expressly granted under this Agreement.

10.4

NIO Technology warrants that the technologies and trademarks licensed to JAC and Jianglai are dually authorized and licensed, and will not infringe upon the legitimate rights and interests of any other parties. If other parties claim that the use by JAC and Jianglai of the technologies and trademarks licensed by NIO Technology to it has infringed upon its rights, NIO Technology shall be solely responsible for dealing with such claim and bear all the consequences arising therefrom. If JAC and/or Jianglai suffers any losses due to such claim, NIO Technology shall indemnify JAC and/or Jianglai for such losses.

11	Liabilities for Breach of Contract

The Parties agree that the liabilities for breach of contract under the Cooperation Project shall be separately agreed upon by the Parties in the ancillary agreements to this Agreement.

12	Term and Termination

12.1	This Agreement shall take effect as of the date when it is executed and sealed by the Parties, and shall remain valid for three (3) years after the effective date.
12.2

The Parties hereby agree that the cooperation term of the Cooperation Project shall be ten (10) years (from May 2021 to May 2031, and the Parties shall discuss separately whether to extend the cooperation term upon the expiration thereof), provided, however, that the Parties may negotiate to make appropriate adjustment to the provisions of this Agreement (if necessary) in light of the external environment and the then actual situation of the Parties every three years, based on which this Agreement shall be re-executed.

12.3

During the cooperation term of the Cooperation Project specified in Article 12.2 hereof, if any Party (except for Jianglai) proposes to terminate the Cooperation Project, such Party shall obtain the written consent of the other Parties, without prejudice to the reasonable commercial interests of the other Parties. In this case, the Parties shall separately discuss the compensation and subsequent arrangements arising from such termination of this Agreement.

12.4

The Parties agree that, from the execution date of this Agreement, the information management system related to the manufacturing of the Cooperation Models will be switched from Shanghai NIO to NIO Automobile. In order to reduce the impact of the system switch, the Parties agree that May 20, 2021 will be the switch time for the order of NIO Automobile, and the term from May 20, 2021 to June 1, 2021 will be the transitional period. In the transitional period, the manufacturing, delivery, settlement and invoicing matters for all vehicle models shall be implemented in accordance with the original order without adjustment. NIO Automobile agrees to authorize Shanghai NIO to handle sales, after-sales services and all matters related thereto in the existing way. Since Jianglai will be formally put into operation as of July 1, 2021, the Parties agree that JAC will pay Jianglai the processing fee for assemblies of parts and components in accordance with Article 2.3.1 hereof from July 1, 2021, and the transitional period will be from May 24, 2021 to June 30, 2021. In the transitional period, the operation and settlement pattern of the production plant will remain unchanged.

12.5	Upon the occurrence of any of the following events to any Party, the other Parties may terminate this Agreement by a written notice to such Party with immediate effect:
12.5.1

such Party fails to perform or comply with any of the obligations, terms and conditions hereunder, and such breach is not cured within 30 days after it has received a written cure notice from the other Parties;

12.5.2

such Party becomes bankrupt or insolvent, or is the subject of proceedings for liquidation or dissolution, or becomes unable to pay its debts as they become due or is dissolved in accordance with applicable laws; or

12.5.3	any change in shareholding structure of such Party has materially affected its performance of this Agreement, in which case, the other Parties may unilaterally terminate this Agreement.
12.6

The expiration or termination of this Agreement for whatever reason shall not release any Party hereto from the rights and obligations that have accrued prior to the date of such expiration or termination.

12.7	Upon the expiration or early termination of this Agreement, each Party shall return the property and intellectual property of the other Party to it upon the receipt of its instructions.
13	Force Majeure
13.1

If the performance of this Agreement by any Party hereto is delayed or prevented by an Event of Force Majeure (as defined below), the Party affected by such Event of Force Majeure shall be excused from any liability hereunder. For the purposes of this Agreement, an “Event of Force Majeure” shall mean any event that is unforeseeable, beyond the affected Party’s control, and cannot be prevented with reasonable care, which includes but is not limited to the acts of governments, fire, explosion, geographic change, flood, earthquake, tide, lightning, war, epidemic or any other unforeseeable, unavoidable and insurmountable events. However, any shortage of credit, capital or finance shall not be regarded as an event beyond a Party’s reasonable control.

13.2

The Party affected by an Event of Force Majeure who claims to be excused from its obligation under this Agreement or any provision hereof shall notify the other Parties of the occurrence of such Event of Force Majeure within five (5) days from the date of occurrence, and shall take all necessary actions and measures to minimize and mitigate the losses and damages and resume its performance of this Agreement as soon as practicable.

14	General Provisions
14.1

Governing Law and Arbitration. This Agreement shall be governed in all respects by the PRC laws. Any dispute arising out of the interpretation or performance of this Agreement shall be resolved by the Parties first through friendly negotiation. If such dispute cannot be resolved within thirty (30) days from the date of commencement of negotiation, any Party may submit such dispute to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in Beijing in accordance with the arbitration rules of CIETAC then in effect. The arbitration proceedings shall be conducted in Chinese. The arbitration award shall be final and binding upon the Parties. The losing Party shall bear and pay all arbitration costs. During the period when a dispute is being resolved, the Parties shall continue to perform their respective obligations under this Agreement except for the matters in dispute.

14.2

Severability. If any term or provision of this Agreement is determined or held to be invalid, illegal or unenforceable by any law or public policy, the enforceability and validity of other terms of this Agreement shall not be affected so long as the economic and legal substance of the transactions contemplated hereby is not affected in any material manner adverse to any Party. Upon such determination that any term or provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

14.3	Assignment. Without the prior written consent of the other Parties, no Party may assign any of its rights or obligations hereunder to any other entity.
14.4	Amendment. This Agreement may not be amended, modified or supplemented orally, and may be amended, modified or supplemented only by a written instrument executed by the Parties.
14.5

Languages and Counterparts. This Agreement shall be written in Chinese in ten (10) identical counterparts. Each Party shall hold two (2) counterparts, and each counterpart shall be deemed an original, which taken together shall constitute one and the same fully signed agreement. In the event of any conflict between the appendix hereto and the main body of this Agreement, such appendix shall prevail.

[Remainder Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

NIO Co., Ltd.

/s/ Authorized signatory
Date: May 22, 2021

NIO Automobile Technology (Anhui) Co., Ltd.

/s/ Authorized signatory
Date: May 22, 2021

NIO Automobile (Anhui) Co., Ltd.

/s/ Authorized signatory
Date: May 22, 2021

Anhui Jianghuai Automobile Group Co., Ltd.

/s/ Authorized signatory
Date: May 22, 2021

Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.

/s/ Authorized signatory
Date: May 22, 2021